

Eric J. Gervais, Esq.
Husch Blackwell LLP
4801 Main Street, Suite 1000
Kansas City, MO 64112-6777

Re:     Tortoise MLP Fund, Inc. (the "Fund")
        File Numbers 811-22409 & 333-176010

Dear Mr. Gervais:

On August 3, 2011, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). The filing was made to register the Fund's common stock, preferred stock, debt securities, and rights for offerings from time to time by the Fund or offerings of the Fund's common stock by certain stockholders of the Fund.

Our comments regarding the filing are set forth below.

## General

1.      With respect to the discussion captioned "Risk Factors," consider whether the disclosure should be revised in light of events such as the BP oil rig fire and massive spill in the Gulf of Mexico.

2.      Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the registration statement. In this connection, indicate whether FINRA has reviewed the payments by the adviser of structuring fees, and the fees and other expenses to be paid by the Fund as discussed under the caption "Underwriters – Additional Compensation to be Paid by Our Adviser." Indicate also whether FINRA aggregated such payments with the sales loads or other fees for purposes of determining compliance with FINRA guidelines on underwriter compensation.

3.      In light of disclosure regarding the Fund's contemplated investments in derivative instruments, confirm that the Fund's derivatives disclosure reflects the observations set forth in the recent letter from Barry Miller, Associate Director in the Division of Investment

Management, to the Investment Company Institute. In summary, you should provide more understandable disclosure on this topic to investors. Funds are encouraged to focus disclosure on actual anticipated operations rather than a list of investments that they might make. Funds should tailor their strategy discussion of derivatives to describe the specific instruments in which the fund invests or will invest principally, and provide risk disclosure to reflect the types of derivatives used, and the extent of and the purposes of such use. *See,* Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

4.      Add appropriate risk disclosure regarding the volatility and turmoil experienced in the credit and equity markets from 2007 to the present, including events in foreign markets as well as the U.S. Add appropriate risk disclosure if those events may materially impact the Fund.

## Facing Page

5.      Disclosure in the third paragraph, and elsewhere in the filing, indicates that the Fund may offer its common stock, preferred stock or debt securities separately or together, in amounts, at prices and on terms set forth in a prospectus supplement to the prospectus. Provide draft supplements for the alternate offerings.

6.      The fee table on the cover discloses the amount of shares being registered. Confirm that shares to be used to fulfill over-allotments, if any, are included in the shares being registered.

## Prospectus

7.      The second paragraph under the sub-caption "Prospectus Summary – Principal Investment Strategies" discloses that: "The term "total assets" includes assets obtained through leverage <u>for the purpose of each of our nonfundamental investment policies, each of which is set forth above</u>." (*Emphasis added.*) In a later discussion the term "Managed Assets" is used. Explain to the staff the significance of the underlined clause. It suggests that there are other policies as to which total assets might not include leverage. Both terms may confuse investors and should be reconciled or fully explained in the disclosure. Further, the terms should be defined when they are first used.

8.      Revise the fee table discussion consistent with the following:

- revise the proviso paragraph by deleting the clauses "In accordance with the SEC requirements," and "not as a percentage of gross assets or Managed Assets;" and the sentence that begins with the phrase "By showing expenses as . . .,"
- explain in footnote 3 how Managed Assets are converted to net assets,
- state the total leverage information appearing in the proviso paragraph as a percent of net assets,
- portions of the fee table are blank. We may have comments regarding that information upon its inclusion in an amendment to this registration statement,

- explain to the staff the reason why the line item "Current Income Tax Expense" is included in the table,
- the fee table discloses deferred tax expense of 3.38%. The registration is a continuous offering under Rule 415. Please include an undertaking to sticker or supplement the prospectus if deferred tax expenses materially increase,
- delete footnote 7. The substance of the information may be discussed at a more appropriate location in the prospectus,
- revise footnote 8 so as to present the information based on net assets,
- with respect to the first waiver period mentioned in the note, July 28, 2011 to December 31, 2011, the period must commence following the effective date of the filing and must last for a year, and
- lastly, move the last paragraph of the discussion which follows the footnotes so as to follow the example and precede the footnotes.

9.      Disclosure captioned "Use of Proceeds" states that: "We may also use proceeds from the sale of our securities to retire all or a portion of any leverage we may have outstanding or for working capital purposes, including the payment of distributions, interest and operating expenses, although there is currently no intent to issue securities primarily for this purpose." (*Emphasis added.*) The disclosure lists two purposes, clarify the purpose referred to by the underlined clause.

10.      If appropriate, clarify the following sentence of the disclosure captioned "Investment Objective and Principal Investment Strategies - Investment Process and Risk Management" so as to indicate clearly that the market cap of some investments may be less than the indicated amount: "It is anticipated that all of the MLPs in which we invest will have a market capitalization greater than $200 million at the time of investment."

11.      The sub-caption, "Leverage Risk," states that: "Our use of leverage through the issuance of preferred stock or debt securities, and any borrowings or other transactions involving indebtedness . . .." (*Emphasis added.*) Disclose what the other types of leverage transactions are that are covered by this reference.

12.      The sub-caption "Compensation and Expenses" discusses fee waivers. The second sentence references five separate waivers, one of which has already ended. Update the disclosed information.

13.      The second paragraph of the disclosure captioned "Determination of Net Asset Value" discusses the manner in which the Fund intends to value its portfolio securities. The word "value" is used often and in situations where value cannot be obtained or it is thought to be inaccurate. In those situations it is said that the value of "the security will be determined pursuant to the methodologies established by our Board of Directors." Revise this discussion so as to clearly indicate the circumstance under which the Fund is utilizing market value or fair value methodologies.

14.      Add the indicated word to the following sentence appearing under the caption "Closed-End Company Structure": "Open-end investment companies typically engage in

a continuous offering of their shares and may maintain large cash positions or liquidate favorable investments to meet redemptions."

## Statement of Additional Information

15.     Disclosure following the list of nonfundamental investment policies states that: "We interpret our policy with respect to concentration to include energy infrastructure companies, <u>as defined in the prospectus and below</u>." (*Emphasis added.*) The underlined disclosure suggests that the definition may change from time to time. In the view of the staff, any material change to the definition in the SAI or prospectus may require a shareholder vote.

16.     Disclosure captioned "Investment Objective and Principal Investment Strategies" in the second paragraph indicates that the Fund's investment objective is nonfundamental. Indicate that fact in the prospectus summary. Disclose the type of notice to be given to shareholders in the event the Fund's objective is changed.

17.     Revise the disclosure sub-captioned "Securities Lending" to indicate whether the collateral is managed by an affiliate, and if so, the considerations that led to that arrangement. Disclose how the affiliate or lending agent is paid, and that the costs of securities lending are not included in the fee table.

\*     \*     \*     \*     \*     \*     \*     \*     \*     \*     \*

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,



Larry L. Greene
Senior Counsel

Wednesday, September 07, 2011